UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adamis Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00547W208

(CUSIP Number)

Ebrahim Versi

11682 El Camino Real

Suite 300

San Diego, CA 92130

Telephone: 908-698-2390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00547W208
1	NAMES OF REPORTING PERSONS
Ebrahim Versi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
288,824 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
288,824 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,824 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) The shares reported in this Schedule 13D as beneficially owned by Ebrahim Versi, M.D., Ph.D. (“Dr. Versi”) were acquired upon the closing of a merger and reorganization between Adamis Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”), DMK Pharmaceuticals Corporation, a New Jersey corporation (“DMK”) and Aardvark Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”) on May 25, 2023, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Issuer, DMK, and Merger Sub, pursuant to which DMK merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the name of Merger Sub was changed to DMK Pharmaceuticals Corporation. The securities reported as beneficially owned by Dr. Versi include the following:

(i)	8,745 shares of common stock of the Issuer, par value $0.0001 per share (the “Common Stock”), held by Dr. Versi in his individual capacity, which he received in exchange for shares of DMK common stock in connection with the Merger;

(ii)	fully-vested options to purchase 102,885 shares of Common Stock (the “Option Shares”) at an exercise price of $2.90 held by Dr. Versi in his individual capacity; Dr. Versi received these options in connection with the Merger by virtue of the Issuer’s assumption of outstanding employee stock options to acquire shares of DMK common stock (with proportionate adjustments to the number of shares subject to the option and the per share exercise price); and

(iii)	177,194 shares of Common Stock held by Versi Group LLC (“Versi Group”), of which Dr. Versi is the manager and a member, that Versi Group received in exchange for shares of DMK common stock in connection with the Merger;

The shares reported in this Schedule 13D do not include the 1,941,200 shares of Common Stock (the “Conversion Shares”) issuable upon conversion of the 1,941.2 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred”) that Versi Group received in exchange for shares of DMK common stock in connection with the Merger. The 1,941.2 shares of Series E Preferred (the “Versi Series E Preferred Shares”) are subject to a beneficial ownership limitation on their conversion into Common Stock which prohibits the conversion of shares of Series E Preferred if such conversion would cause the number of shares of Common Stock beneficially owned by the applicable holder and its affiliates to exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon conversion of the shares of Series E Preferred held by the applicable holder and its affiliates (the “Beneficial Ownership Limitations”). The Versi Series E Preferred Shares have voting power equal to the number of shares of Common Stock into which the Versi Series E Preferred Shares are convertible, subject to, and after giving effect to and taking into account the Beneficial Ownership Limitations. The Beneficial Ownership Limitations are further described in the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on May 24, 2023. As of the effective time of the Merger (the “Effective Time”), all of the shares of Series E Preferred held by Versi Group were subject to the Beneficial Ownership Limitations prohibiting their conversion into Common Stock. Dr. Versi disclaims beneficial ownership of the reported securities held by Versi Group except to the extent of his pecuniary interest therein.

(3) Based on 2,891,138 shares of Common Stock issued and outstanding on May 25, 2023 as of the closing of the Merger and the issuance of shares of Common Stock pursuant to the Merger Agreement assuming the issuance of the Option Shares but excluding the Conversion Shares.

CUSIP No. 00547W208
1	NAMES OF REPORTING PERSONS
Versi Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
177,194 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
177,194 (2)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177,194 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.13% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a). Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) The shares reported in this Schedule 13D as beneficially owned by Versi Group were acquired upon the closing of the Merger. The securities reported as beneficially owned by Versi Group (a) include the 177,194 shares of Common Stock held by Versi Group that Versi Group received in exchange for shares of DMK common stock in connection with the Merger; and (b) do not include the 1,941,200 shares of Common Stock issuable upon the conversion of the 1,941.2 shares of Series E Preferred that Versi Group received in exchange for shares of DMK common stock in connection with the Merger because such shares of Series E Preferred are subject to the Beneficial Ownership Limitations, which currently prohibit their conversion into Common Stock and may or may not permit conversion in the future.

(3) Based on 2,891,138 shares of Common Stock issued and outstanding on May 25, 2023 as of the closing of the Merger and the issuance of shares of Common Stock pursuant to the Merger Agreement, assuming the issuance of the Option Shares but excluding the Conversion Shares.

Defined terms used below and not otherwise defined have the meanings given in the footnotes to the cover page of this Schedule 13D.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates are the shares of Common Stock of the Issuer, Adamis Pharmaceuticals Corporation, a Delaware corporation, whose principal executive offices are located at 11682 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Ebrahim Versi, M.D., Ph.D. and Versi Group LLC (together with Dr. Versi, the “Reporting Persons”).

(b)	The principal business address of Dr. Versi is 11682 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Versi Group is 75 Greene Ave. Brooklyn, New York City, NY 11238.

(c)	As of the Effective Time, Dr. Versi became the Chief Executive Officer and Chair of the Board of Directors of the Issuer. Versi Group owns a portfolio of patents related to drug development and methods of delivery for various disease states including neuroscience, urology, and cardiology and otherwise has minimal operations.

(d)

During the last five years preceding the date of this filing, neither Dr. Versi, nor Jannine Versi, the trustee of a member of Versi Group, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, neither Dr. Versi nor Jannine Versi has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dr. Versi and Jannine Versi is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D as beneficially owned by Dr. Versi and Versi Group were acquired in connection with the closing of the Merger on May 25, 2023 in accordance with the Merger Agreement. As consideration for the Merger, at the Effective Time, each share of DMK common stock outstanding immediately prior to the Effective Time was converted into the right to receive a number of shares (the “Merger Consideration”) of Common Stock and, for Versi Group, the 1,941.2 Versi Series E Preferred Shares based on the exchange ratio and calculated pursuant to the Merger Agreement. Each whole share of Series E Preferred is convertible into 1,000 shares of Common Stock, is subject to the Beneficial Ownership Limitations on the ability to convert such share into Common Stock, and has voting power equal to the number of shares of Common Stock into which such share of Series E Preferred is convertible, subject to, and after giving effect to and taking into account, the Beneficial Ownership Limitations, in each case as further described in the Certificate of Designation. The Issuer assumed all outstanding and unexercised options to purchase shares of DMK common stock and DMK’s stock plan, and such options were converted into options to purchase shares of Common Stock.

The summary descriptions in this Schedule 13D (including the footnotes to the cover page) of the Merger Agreement, the Certificate of Designation and the transactions effected thereby is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2, and the full text of the Certificate of Designation, a copy of which is attached hereto as Exhibit 3, and each of which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by Dr. Versi and Versi Group were acquired in connection with the Merger as Merger Consideration under the Merger Agreement and will be held for investment purposes.

Dr. Versi is a director, Chief Executive Officer, and Chair of the Board of Directors of the Issuer. Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having 2,891,138 shares of Common Stock issued and outstanding as of May 25, 2023.

As of the filing date of this Schedule 13D (the “Filing Date”), Dr. Versi beneficially owns 288,824 shares of Common Stock, consisting of (i) 8,745 shares of Common Stock held directly by Dr. Versi; (ii) 102,885 shares of Common Stock issuable upon the exercise of fully-vested options to purchase Common Stock (exercise price of $2.90) held directly by Dr. Versi; and (iii) 177,194 shares of Common Stock held by Versi Group, of which Dr. Versi is the manager and a member. The Conversion Shares are excluded from the number of shares of Common Stock beneficially owned by Dr. Versi because the Versi Series E Preferred Shares are subject to the Beneficial Ownership Limitations. As a result, the Versi Series E Preferred Shares currently cannot be converted into shares of Common Stock and may or may not be convertible in the future. Dr. Versi disclaims beneficial ownership of the reported securities held by Versi Group except to the extent of his pecuniary interests therein.

As of the Filing Date, Versi Group beneficial owns 177,194 shares of Common Stock. The Conversion Shares are excluded from the number of shares of Common Stock beneficially owned by Versi Group because the Versi Series E Preferred Shares are subject to the Beneficial Ownership Limitations and currently cannot be converted into shares of Common Stock and may or may not be convertible in the future.

(b) As of the Filing Date, Dr. Versi has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 288,824 shares of Common Stock.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Common Stock were effected by any of the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference into this Item 6. To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement among the Reporting Persons, dated June 5, 2023
2

Agreement and Plan of Merger and Reorganization, dated as of February 24, 2023, by and among Adamis Pharmaceuticals Corporation, Aardvark Merger Sub, Inc., and DMK Pharmaceuticals Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2023).

3	Adamis Pharmaceuticals Corporation Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 26, 2023).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2023

/s/ Ebrahim Versi
Ebrahim Versi, M.D., Ph.D.

VERSI GROUP LLC

/s/ Ebrahim Versi
Ebrahim Versi, M.D., Ph.D.
Manager